Exhibit 99.5

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERSAnnual General Meeting of Shareholders to be Held on June 11, 2021 You are receiving this notification as SANDSTORM GOLD LTD. (the “Company”) is using notice and access for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Friday, June 11, 2021 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s Notice of Annual General Meeting of Shareholders and management information circular for the year ended December 31, 2020 (the “Information Circular”) (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notification, shareholders will continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and will also reduce the cost of printing and mailing of the Meeting Materials to shareholders.Although, as required pursuant to the Business Corporations Act (British Columbia), the physical location of the Meeting has been designated as the Company’s head office located at Suite 1400, 400 Burrard Street, Vancouver, BC V6C 3A6, the Meeting will be held on a virtual basis via teleconference call due to public health guidelines and restrictions related to COVID-19. Accordingly, you will not be able to attend the Meeting in person. Important details about the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set out in the Information Circular and proxy materials. If circumstances permit, the Company intends to return to a physical or hybrid meeting format (physical/virtual) for its 2022 annual meeting of shareholders. The dial-in details for the teleconference call for the Meeting are set forth below.The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at www.sandstormgold.com for updated information. The Company recommends that you check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended Information Circular or other materials in the event of changes to the Meeting format.MEETING DATE AND LOCATIONDATE:Friday June 11, 2021TIME:10:00 am PDTLOCATION: VIRTUAL, VIA TELECONFERENCE CALL:Participant T OLL-FREE Teleconference Number (in Canada and the USA): 1-877-407-8291Participant T OLL Teleconference Number (for outside of Canada and the USA): 1-201-689-8345MEETING NUMBER: 13716003

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND/OR VOTE ON THE FOLLOWING MATTERS:

► *FINANCIAL STATEMENTS*

To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2020, together with the report of the auditors thereon. **NOTE:** There are no financial statements included in the mailing. The audited consolidated financial statements and related MD&A have already been mailed to those shareholders who have previously requested to receive them.

► *FIX THE NUMBER OF DIRECTORS*

To fix the number of Directors of the Company at SEVEN. See the section entitled "*PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors*" in the Information Circular.

► *ELECTION OF DIRECTORS*

To elect Directors of the Company for the ensuing year. See the section entitled "*PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors*" in the Information Circular.

► *APPOINTMENT OF AUDITORS*

To appoint PRICEWATERHOUSECOOPERS LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration. See the section entitled "*PARTICULARS OF MATTERS TO BE ACTED UPON - Appointment of Auditors*" in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE THE MEETING MATERIALS ARE POSTED

The Meeting Materials can be viewed online under the Company's profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at the Company's website at internet address http://www.sandstormgold.com.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Bergen at the Company by calling toll-free in North America at 1-866-584-0234, Extension #232, or from outside North America by calling 778-945-0972, or by e-mail at info@sandstormgold.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may also be made up to one year from the date the Information Circular was filed on SEDAR.

Stratification used: NO

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VOTINGRegistered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:2 Online Go to www.investorvote.com and follow the instructions.You will need the 15-digit control number located on the bottom left-hand side of the proxy.( Phone If you are within North America, please call toll free 1-866-732-VOTE (8683)If you are an international shareholder, please call 1-312-588-42906 Fax Fax to Computershare Investor Services Inc. at 1-866-249-7775* Mail Complete the form of proxy or any other proper form of proxy, sign it and mail it to the PROXY DEPARTMENT at: Computershare Investor Services Inc. 8TH Floor, 100 University Avenue Toronto, Ontario M5J 2Y1Beneficial Holders should carefully follow the instructions of their nominee, including those regarding when and where the completed voting instruction form is to be delivered. Kindly note that if you are a beneficial shareholder, your nominee will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline:Generally, B eneficial Holders are asked to return their v oting instruction forms using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:2 Online See the voting instruction form for details.( Phone If you are within North America, please call toll free 1-866-734-VOTE (8683)If you are an international shareholder, please call 1-312-588-4291* Fax / Mail Complete the voting instruction form, sign it and return it to the address provided on the form, or fax it to the number provided on the form.Shareholders with questions about notice and access can contact Kim Bergen of the Company by calling toll-free in North America at 1-866-584-0234, Extension #232, or from outside North America by calling 778-945-0972, or by e-mail at info@sandstormgold.com.3